Exhibit 12.1

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

(dollars in thousands)	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
	2008	2007	2008	2007
Earnings:
Net income	$(1,203)	$606	$(3,019)	$(2,068)
Interest expense	24,661	25,672	73,455	71,671
Less: Interest capitalized during the period Note (A)	–	–	–	–
Portion of rental expense representing interest	53	61	165	189
Total earnings	$23,512	$26,339	$70,602	$69,793

Fixed Charges:
Interest expense	$24,661	$25,672	$73,455	$71,671
Interest capitalized during the period	–	–	–	–
Portion of rental expense representing interest	53	61	165	189
Total	$24,715	$25,733	$73,620	$71,860

Ratio of Earnings to Fixed Charges	0.95	1.02	0.96	0.97

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
	2008	2007	2008	2007
Earnings:
Net income	$(1,203)	$606	$(3,019)	$(2,068)
Interest expense	24,661	25,672	73,455	71,671
Less: Interest capitalized during the period Note (A)	–	–	–	–
Portion of rental expense representing interest	53	61	165	189
Total earnings	$23,512	$26,339	$70,602	$69,793

Combined Fixed Charges and Preference Dividends:
Interest expense	$24,661	$25,672	$73,455	$71,671
Interest capitalized during the period	–	–	–	–
Portion of rental expense representing interest	53	61	165	189
Preferred Stock Dividends	711	711	2,133	2,133
Total	$25,425	$26,444	$75,753	$73,993

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.92	1.00	0.93	0.94

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.
Only fixed charges that were deducted from income should be added back in the earnings computation.